Form 10-K405, Exhibit 13
period 1996-12-31
ENTERBANK HOLDINGS INC
filed 1997-03-31
CIK 1025835

                       THE ENTERPRISE PHILOSOPHY

Enterprise Banking was founded in 1988 on three very powerful principles which have served our customers and shareholders extremely well. These principles continue to drive Enterprise every day.

First, we concentrate on one primary market - closely-held businesses. No business can "be all things to all people," and this is especially true for banks. This focus gives us the ability to stand apart from our competition on the one thing that really separates Enterprise from anyone else - our total service commitment!

Second, business banking requires highly talented people in lending, customer service, operations - everywhere the Bank touches the customer. We hire the best and expect exceptional performance. They make the real difference for our customers.

Third, a bank in today's turbulent markets must be well capitalized and capable of responding quickly to changing market conditions. Enterprise maintains a capital-to-asset ratio in excess of average banks.

Using this philosophy, Enterprise has achieved a record of outstanding growth in assets and earnings. We expect to continue this philosophy and performance in the future.

Year End Assets
1992                      79,398,000
1993                      99,266,000
1994                     122,212,000             [GRAPH]
1995                     153,706,000
1996                     184,584,000

Net Income
1992                         505,000
1993                         752,000
1994                       1,001,000             [GRAPH]
1995                       1,304,000
1996                       1,702,000

Earnings per Share
1992                            0.33
1993                            0.48
1994                            0.62             [GRAPH]
1995                            0.79
1996                            0.98

                                      SUMMARY OF SELECTED FINANCIAL DATA
                                                                    Year Ended December 31,
                                                    --------------------------------------------------------
                                                      1996        1995        1994        1993        1992
                                                    --------    --------    --------    --------    --------
                                               (Dollars and number of shares in thousands, except per share data)
STATEMENT OF INCOME DATA
    Interest income                                 $ 12,554    $ 10,914    $  7,374    $  5,770    $  5,297
    Interest expense                                   5,569       4,887       2,570       2,083       2,355
    Net interest income                                6,985       6,027       4,804       3,687       2,942
    Provision for possible loan losses                   345         631         450         162         181
    Net interest income after provision
     for possible loan losses                          6,640       5,396       4,354       3,525       2,761
    Noninterest income                                 1,239         836         805         744         652
    Noninterest expense                                5,146       4,187       3,551       3,106       2,623
    Income before income tax expense                   2,733       2,045       1,608       1,163         790
    Income tax expense                                 1,031         741         607         411         285
    Net income                                         1,702       1,304       1,001         752         505
    Net income per common share                         0.98        0.79        0.62        0.48        0.33
    Cash dividends per common share                     0.08        0.07        0.06        0.05         --
    Weighted average common shares and
     common stock equivalents outstanding              1,731       1,650       1,601       1,555       1,530

BALANCE SHEET DATA
    Cash and due from banks                         $  9,261    $  8,110    $  5,930    $  4,872    $  2,650
    Federal funds sold                                23,250      16,230      11,300      10,125       9,450
    Investments in debt securities:
      Available for sale                              14,006      16,065      15,740       2,999         --
      Held to maturity                                 1,240         842         802       6,680       6,620
    Total investments                                 15,246      16,907      16,542       9,679       6,620
    Loans, less unearned loan fees                   134,133     110,464      85,687      72,215      57,553
    Allowance for loan losses                          1,765       1,400       1,000         722         606
    Total assets                                     184,584     153,706     122,212      99,266      79,398
    Total deposits                                   168,961     141,140     104,799      89,113      69,612
    Notes payable                                        300         --          --          --          --
    Shareholders' equity                              14,758      12,052      10,781       9,943       9,264
    Book value per common share                         8.88        8.24        7.38        6.81        6.35
    Tangible book value per common share                8.84        8.19        7.38        6.81        6.34


SELECTED RATIOS
    Return on average assets                            1.12%       0.99%       0.96%       0.84%       0.66%
    Return on average equity                           12.73       11.13        9.71        7.83        5.62
    Total capital to risk-adjusted assets              11.53       11.40       11.75       14.12       15.61
    Net yield on average earning assets                 8.90        9.00        7.78        7.14        7.63
    Cost of interest-bearing liabilities                4.89        4.94        3.36        3.11        4.10
    Net interest margin                                 4.96        4.98        5.07        4.57        4.24
    Nonperforming loans as a percent of loans           0.12        0.10        0.00        0.78        0.91
    Nonperforming assets as a percent of assets         0.56        0.64        1.45        2.08        2.58
    Net loan charge offs (recoveries)
     as a percent of average loans                     (0.02)       0.24        0.23        0.07        0.25
    Allowance for possible loan losses as
     a percent of net loans                             1.32        1.27        1.17        1.00        1.05

March 25, 1997

Dear Valued Shareholder:

The banking industry experienced a year of great challenge and change in 1996. Record earnings and continued improvements in asset quality created an environment of rising stock prices as the investment community began to value financial institutions using criteria more traditionally applied to commercial companies. As the year progressed, a wave of consolidation activity and concerns over consumer credit risks captured the banking headlines and many seemed to forget that attending to basic fundamentals is what allowed banks to again become attractive to investors. St. Louis was a microcosm of these national trends. Buyout fever reigned supreme and incited investor activity. Those banks not for sale created marketing campaigns to promote themselves as the bank which could make decisions locally. We appreciate others advertising our core principle.

At Enterprise, 1996 was also a year of great challenge and change. We focused our efforts on continuing the strategy of providing financial products and services to our target market of closely held businesses and their owners and employees. We operate within this market by being well-capitalized and disciplined in our approach to managing and expanding our operations as growth opportunities arise. We believe our commitment to this customer niche will allow us to continue our record of strong growth and high asset quality while others in the financial services community may be distracted by the need to digest acquisitions and the resulting fallout of customers or key personnel. Our dedication to the very highest level of customer service is unsurpassed.

Operating results for 1996 produced net income of $1.7 million, an increase of 30% over net income for 1995. Net income per common share also increased to $.98 for 1996, an increase of 24% over 1995. The increase in earnings was attributable primarily to the overall growth in the company's assets throughout 1996 and the impact of continued improvement in asset quality. At December 31, 1996, the company had total assets of $185 million, an increase of 20% over the previous year.

The company's growth in assets was fueled by strong loan demand from both new and existing customers and the impact of adding additional calling officers throughout the year. Outstanding loans totaled $134 million at December 31, 1996, an increase of 21% over the previous year.

The company continued its focus on maintaining overall asset quality and improved its ratio of nonperforming assets to total assets as of December 31, 1996, to the lowest level the company has achieved in the last five years.

As we have throughout our history, we continue to invest in people and resources to build the framework necessary to support future growth. We believe we have the best team of dedicated employees in our industry and our success is due in large part to their efforts. In 1996, we began a variety of efforts designed to allow us to continue the pattern of growth we have experienced in past years.

Foremost in our expansion plan was the effort to increase the company's capital base by raising $7 million of additional capital through the sale of common stock. The stock offering, which was completed in the first quarter of 1997, was significantly oversubscribed by potential shareholders. We believe this indicates a strong demand for ownership of financial services companies with defined market niches, and, in particular, for Enterbank Holdings. This stock offering was also significant in that the company is now considered publicly held and has in excess of 460 shareholders.

As part of our expansion effort, Enterprise Bank is establishing new facilities which will open in St. Charles County and in the Sunset Hills area of St. Louis County. As part of our commitment to identify and meet the needs of closely held businesses in our target market areas, we are using an "enfranchisement model" in which each of these facilities has its own local president and board of directors made up of members of the local business community. These are people who could have started their own banks, but chose instead to affiliate this with us. Each of these banking units will operate with the same local entrepreneurial spirit and decision-making capacity that our particular types of customers demand to meet their business and personal needs. Currently operating from temporary locations, our new offices in St. Charles and Sunset Hills are expected to be fully operational in their new locations next June and August, respectively.

The combination of guidance and business referrals we receive from our directors has been a powerful force supporting our ability to meet the needs of our target market. As listed at the end of this report, we have 46 directors, each with a vast array of experience in numerous closely held businesses. This network of business leaders and professionals is a critical factor in our past success and our plans for future growth. We thank them again for their contributions to our success over this past year.

Outside of our core banking business, we continued our efforts to establish our merchant banking business as a source of growth and acquisition capital for closely held businesses and their owners. Our wholly-owned subsidiary, Enterprise Capital Management, Inc. acts as the general partner for the Enterprise Fund, L.P., a licensed Small Business Investment Company. Through January 1997, we made investments in four companies involved in the manufacturing, distribution and media industries. We have high hopes for this business in the longer term.

We continue to evaluate each area of our businesses to determine whether products and services are desired by our customers and whether each remains a source of operations growth and profits sufficient to command the capital and management attention necessary for success. As an example of this review, we exited the business of processing merchant credit card payments.
Merchant processing is an area of rapidly declining margins combined with industry-wide consolidation as processors attempt to offset price declines with the efficiencies gained through larger processing portfolios. Recently, companies attempting such consolidations have paid large premiums for solidly performing portfolios such as ours. Originally intended as a service for our business customers, we concluded that our customers could experience better pricing and we could sell our portfolio at a significant gain by exiting the business.

We expect the financial services industry to face an environment of considerable change and increased competition in the coming year. At Enterprise, we will continue to focus on our defined market niche. We believe this strategy to be the best way to combat such competition and to more efficiently succeed in the constantly changing financial services environment. We will continue to invest in personnel and resources, including a new data processing system in 1997, necessary for us to provide superior financial products and services to our customers, and to create the growth that will continue to increase shareholder value.

We appreciate the continued support from our shareholders, customers, employees and suppliers, and look forward to continued growth in 1997 as we seek to take advantage of the many opportunities afforded in this challenging and rewarding industry.


Ronald E. Henges
Chairman of the Board

Kevin C. Eichner
Vice-chairman of the Board


Fred H. Eller
President and Chief Executive Officer

                                       ENTERBANK HOLDINGS, INC. AND SUBSIDIARIES

                                              Consolidated Balance Sheets

                                               December 31, 1996 and 1995

                        Assets                                                    1996              1995
                        ------                                                ------------      ------------
 Cash and due from banks                                                     $   9,261,035     $   8,109,804
 Federal funds sold                                                             23,250,000        16,230,000
 Investments in debt and equity securities:
      Available for sale, at estimated fair value                               14,005,797        16,065,201
      Held to maturity, at amortized cost
          (estimated fair value of $1,239,498 in 1996 and
          $840,566 in 1995)                                                      1,240,183           841,732
                                                                              ------------      ------------
                  Total investments in debt and equity securities               15,245,980        16,906,933
                                                                              ------------      ------------
 Loans, less unearned loan fees                                                134,133,092       110,463,751
      Less allowance for loan losses                                             1,765,000         1,400,000
                                                                              ------------      ------------
                  Loans, net                                                   132,368,092       109,063,751
                                                                              ------------      ------------
 Other real estate owned                                                           874,426           881,072
 Office equipment and leasehold improvements                                     1,119,268           795,377
 Accrued interest receivable                                                       935,864           981,042
 Investment in Enterprise Fund, L.P.                                               550,087            92,278
 Prepaid expenses and other assets                                                 979,361           645,810
                                                                              ------------      ------------
                  Total assets                                               $ 184,584,113     $ 153,706,067
                                                                              ============      ============

              Liabilities and Shareholders' Equity
              ------------------------------------
 Deposits:
      Demand                                                                 $  31,137,649     $  25,432,639
      Interest-bearing transaction accounts                                     16,648,185        21,662,697
      Money market accounts                                                     54,637,747        42,993,844
      Savings                                                                    1,030,346         1,169,242
      Certificates of deposit:
          $100,000 and over                                                     24,067,363        23,285,939
          Other                                                                 41,439,799        26,595,703
                                                                              ------------      ------------
                  Total deposits                                               168,961,089       141,140,064
 Notes payable                                                                     300,000                --
 Accounts payable and accrued expenses                                             565,131           513,856
                                                                              ------------      ------------
                  Total liabilities                                            169,826,220       141,653,920
                                                                              ------------      ------------
 Shareholders' equity:
      Common stock, $.01 par value; authorized 3,000,000 shares;
          issued and outstanding 1,662,360 shares in 1996 and
          1,463,400 shares in 1995                                                  16,624            14,634
      Surplus                                                                    9,595,956         8,503,666
      Retained earnings                                                          5,138,612         3,558,208
      Net unrealized holding gains (losses) on
          available-for-sale securities                                              6,701           (24,361)
                                                                              ------------      ------------
                  Total shareholders' equity                                    14,757,893        12,052,147
                                                                              ------------      ------------

                  Total liabilities and shareholders' equity                 $ 184,584,113     $ 153,706,067
                                                                              ============      ============

                       ENTERBANK HOLDINGS, INC. AND SUBSIDIARIES
                          Consolidated Statements of Income
                      Years ended December 31, 1996, 1995 and 1994
                                                         1996           1995          1994
                                                     ------------   ------------   -----------
Interest income:                                     $ 11,426,260   $  9,393,945   $ 6,612,560
  Interest and fees on loans
  Interest on debt securities:                            692,742        744,956       369,228
    Taxable                                                38,914         27,427        21,624
    Nontaxable                                            396,244        745,044       366,743
  Interest on federal funds sold                               --          2,464         3,663
                                                      -----------    -----------    ----------
  Interest on certificates of deposit                  12,554,160     10,913,836     7,373,818
                                                      -----------    -----------    ----------
        Total interest income

Interest expense:
  Interest-bearing transaction accounts                   331,943        351,998       291,801
  Money market accounts                                 2,006,578      1,740,701     1,053,459
  Savings                                                  33,122         31,958        32,936
  Certificates of deposit:
    $100,000 and over                                   1,346,428      1,246,703       568,376
    Other                                               1,834,540      1,513,251       621,537
  Federal funds purchased                                   1,027          2,681         2,325
  Notes payable                                            15,274             --            --
                                                      -----------    -----------    ----------
        Total interest expense                          5,568,912      4,887,292     2,570,434
                                                      -----------    -----------    ----------
        Net interest income                             6,985,248      6,026,544     4,803,384
Provision for loan losses                                 345,410        630,734       449,962
                                                      -----------    -----------    ----------
        Net interest income after
          provision for loan losses                     6,639,838      5,395,810     4,353,422
                                                      -----------    -----------    ----------
Noninterest income:
  Service charges on deposit accounts                     129,414        131,640       168,018
  Other service charges and fee income                    853,068        712,853       624,346
  Data processing fees                                         --             --        12,900
  Gain on sale of credit card operation                   320,000             --            --
  Loss on investment in Enterprise Fund, L.P.             (62,690)        (8,222)           --
                                                      -----------    -----------    ----------
        Total noninterest income                        1,239,792        836,271       805,264
                                                      -----------    -----------    ----------
Noninterest expense:
  Salaries                                              2,400,165      1,710,740     1,231,596
  Payroll taxes and employee benefits                     465,475        332,220       282,477
  Occupancy                                               333,795        275,179       269,259
  FDIC insurance                                            2,000        114,944       194,231
  Data processing                                         247,696        209,267       179,066
  Other                                                 1,697,203      1,544,373     1,394,120
                                                      -----------    -----------    ----------
        Total noninterest expense                       5,146,334      4,186,723     3,550,749
                                                      -----------    -----------    ----------
        Income before income tax expense                2,733,296      2,045,358     1,607,937
Income tax expense                                      1,031,344        741,091       606,756
                                                      -----------    -----------    ----------
        Net income                                   $  1,701,952   $  1,304,267   $ 1,001,181
                                                      ===========    ===========    ==========

  Earnings per share                                 $        .98   $        .79   $       .62

  Weighted average common shares and common stock
        equivalents outstanding
                                                        1,731,203      1,650,451     1,601,312

                                    ENTERBANK HOLDINGS, INC.
                                       BOARD OF DIRECTORS


PAUL R. CAHN              KEVIN C. EICHNER            FRED H. ELLER             JOSEPH D. GAREA
Elan Polo International   The Financial               Enterbank Holdings, Inc.  Enterbank Holdings, Inc.
 Imports, Inc.             Collaborative, Inc.

RONALD E. HENGES          BIRCH M. MULLINS            ROBERT E. SAUR            HENRY D. WARSHAW
Enterbank Holdings,       Baur Properties             Conrad Properties         Moneta Group, Inc.
 Inc.                                                  Corp.

JAMES L. WILHITE          JAMES A. WILLIAMS
Stange Company            Sunset Transportation


                                   ENTERPRISE BANK - CLAYTON
                                       BOARD OF DIRECTORS




DAVID A. BAYER<F*>        MARK S. CARLIE              FRED H. ELLER             ROBERT L. GARLICH<F*>
DBX Corporation           Stone Carlie & Company      Enterbank Holdings,       Garlich Printing Company
                                                       Inc.
JEFFREY W. GLIK           ROBERT F. GORMAN<F*>        WILLIAM M. MCCORMICK,     ORVILLE J. MIDDENDORF
Glik's                    Retired - formerly with      JR.                      Middendorf Meat Co.
                           United Postal Savings      Capital Communications
                                                       Corp.


DAVID J. MISHLER          DAVID L. PAYNE              ROBERT E. SAUR            EDWARD A. SCHULTZ
Enterprise Bank           Payne Electric, Inc.        Conrad Properties         Code Consultants
                                                       Corp.

GLENN JOHNSON             MENLO F. SMITH<F*>          JAMES L. STEWART          HENRY D. WARSHAW
 SHEFFIELD<F*>            Sunmark Capital             Stewart Properties,       Moneta Group, Inc.
DMC, Inc.                                               Inc.


                                 ENTERPRISE BANK - SUNSET HILLS
                                       BOARD OF DIRECTORS


JOSEPH E. BARRY           R. BRUCE EARLS              FRED H. ELLER             JAMES E. GRASER
Barry Sales, Ltd.         Marlo Coil                  Enterbank Holdings,       Enterprise Bank
                                                       Inc.


ROBERT M. KAISER          ROBERT F. O'LOUGHLIN        ROBERT H. PECHA           NANCY R. SIWAK
Kaiser Electric, Inc.     Lodging Hospitality Mgmt.   Fleming Printing Co.      Private Investor
                           Co.


JAMES A. WILLIAMS         THOMAS F. VOGEL<F*>         GEORGE W. VONHOFFMANN,
Sunset Transportation     Thomas F. Vogel              JR. <F*>
                           Insurance Agency           GVH, Inc.


<F*>Advisory Directors


                             ENTERPRISE BANK - ST. CHARLES
                                  BOARD OF DIRECTORS


RUDY D. BECK<F*>          DALE C. BROWN<F*>           CHARLES W. BENNETT        ERNEST W. DEMPSEY
Beck, Tiemeyer & Zerr,    Botz Deal Company           C. Bennett Building       Pio's Restaurant
 P.C.                                                  Supply


FRED H. ELLER             JOHN J. GLOSS               RICHARD E. HILL<F*>       THOMAS M. HOWELL<F*>
Enterprise Bank           Barnes St. Peters           Hill Partnership          Howell & Sons Excavating
                           Hospital                    Architect

JOHN L. KASTNER           RICHARD C. LEUCK            PATRICIA E. RODEHEAVER    WILLIAM C. VEHIGE
Client Services,          Enterprise Bank             Custom Design Telephone   Tax & Accounting Services
 Inc.                                                  Systems

JAMES L. WILHITE
Stange Company



                               ENTERPRISE CAPITAL MANAGEMENT, INC.
                                       BOARD OF DIRECTORS


PAUL R. CAHN              JOHN M. EGGEMEYER III       JOSEPH D. GAREA           LEONARD M. RUBENSTEIN
Elan Polo International   Castle Creek Capital        Enterprise Capital        General American Life
 Imports, Inc.                                         Management, Inc.          Insurance

EDWARD SOULE<F*>          TED WETTERAU
Retired - formerly        Wetterau and Associates
 with Edward Jones


<F*>Advisory Directors

------------------------------------------------------------------------------

ANNUAL MEETING
The annual meeting of Enterbank Holdings, Inc. shareholders will be held at 4:00 p.m. on Tuesday, May 6, 1997, at Maryville University, Monsanto Auditorium, 13550 Conway Road, St. Louis, Missouri.

10-K REPORT AVAILABLE
A copy of Enterbank Holdings, Inc. 1996 Annual Report on Form 10-K to the Securities and Exchange Commission accompanies this Summary Annual Report. It is also available on request to the Company.


CORPORATE HEADQUARTERS
Enterbank Holdings, Inc.
P.O. Box 16020
150 North Meramec
Clayton, Missouri 63105
(314) 725-5500

LEGAL COUNSEL
Polsinelli, White, Vardeman & Shalton, P.C.
100 S. Fourth Street, Suite 1110
St. Louis, Missouri 63102
(314) 231-1950



INDEPENDENT AUDITORS
KPMG Peat Marwick LLP
1010 Market Street
St. Louis, Missouri 63101
(314) 444-1400