Form 10-K405, Exhibit 13
period 1997-12-31
ENTERBANK HOLDINGS INC
filed 1998-03-24
CIK 1025835

THE
ENTERPRISE
PHILOSOPHY

Enterprise Banking was founded in 1988 on three very powerful principles which have served our customers and shareholders extremely well. These principles continue to drive Enterprise everyday.

First, we concentrate on one primary market, closely-held businesses. No business can "be all things to all people," and this is especially true for banks. This focus gives us the ability to stand apart from our competition on the one thing that really separates Enterprise from anyone else-our total service commitment!

Second, business banking requires highly talented people in lending, customer service, operations-everywhere the Bank touches the customer. We hire the best and expect exceptional performance. They make the real difference for our customers.

Third, a bank in today's turbulent markets must be well capitalized and capable of responding quickly to changing market conditions. Enterprise maintains a capital-to-asset ratio in excess of average banks.

Using this philosophy, Enterprise has achieved a record of outstanding growth in assets and earnings. We expect to continue this philosophy and performance in the future.



                              YEAR END ASSETS

                                  [GRAPH]


                                 NET INCOME

                                  [GRAPH]


                                  DILUTED
                             EARNINGS PER SHARE

                                  [GRAPH]

                                                   SUMMARY OF SELECTED
                                                     FINANCIAL DATA


                                                                        YEAR ENDED DECEMBER 31,
                                                 -----------------------------------------------------------------
                                                   1997            1996          1995          1994         1993
                                                 --------        --------      --------      --------      -------
                                                 (DOLLARS AND NUMBER OF SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)
   STATEMENT OF INCOME DATA
Interest income                                  $ 18,759        $ 12,554      $ 10,914      $  7,374      $ 5,770
Interest expense                                    8,582           5,569         4,887         2,570        2,083
Net interest income                                10,177           6,985         6,027         4,804        3,687
Provision for possible loan losses                    775             345           631           450          162
Noninterest income                                    476           1,239           836           805          744
Noninterest expense                                 6,339           5,146         4,187         3,551        3,106
Net income                                          2,222           1,702         1,304         1,001          752
Diluted earnings per share                           1.00            0.97          0.77          0.62         0.48
Basic earnings per share                             1.06            1.11          0.89          0.68         0.51
Cash dividends per common share                      0.09            0.08          0.07          0.06         0.05
Diluted weighted average common
  shares and common stock
  equivalents outstanding                           2,225           1,751         1,685         1,614        1,561
Basic weighted average common
  shares and common stock
  equivalents outstanding                           2,095           1,538         1,463         1,462        1,460

     BALANCE SHEET DATA
Cash and due from banks                          $ 13,897        $  9,261      $  8,110      $  5,930      $ 4,872
Federal funds sold                                 32,825          23,250        16,230        11,300       10,125
Total investments                                  13,434          15,246        16,907        16,542        9,679
Loans, less unearned loan fees                    225,560         134,133       110,464        85,687       72,215
Allowance for loan losses                           2,510           1,765         1,400         1,000          722
Total assets                                      291,365         184,584       153,706       122,212       99,266
Total deposits                                    264,301         168,961       141,140       104,799       89,113
Notes payable                                         --              300           --            --          ---
Shareholders' equity                               26,067          14,758        12,052        10,781        9,943
Tangible book value per
  common share                                      11.32            8.84          8.19          7.38         6.81

     SELECTED RATIOS
Return on average assets                             0.97%           1.12%         0.99%         0.96%        0.84%
Return on average equity                             9.78           12.73         11.13          9.71         7.83
Total capital to risk-adjusted assets               12.28           11.53         11.40         11.75        14.12
Net yield on average earning assets                  8.84            8.90          9.00          7.78         7.14
Cost of interest-bearing liabilities                 5.03            4.89          4.94          3.36         3.11
Net interest margin                                  4.79            4.96          4.98          5.07         4.57
Nonperforming assets as a percent
  of assets                                          0.29            0.56          0.64          1.45         2.08
Net loan charge offs (recoveries)
  as a percent of average loans                      0.02           (0.02)         0.24          0.23         0.07
Allowance for possible loan losses as
  a percent of net loans                             1.11            1.32          1.27          1.17         1.00

                                                                      page one

                            TO OUR SHAREHOLDERS




March 23, 1998

Dear Valued Shareholder:

In last year's shareholder letter we discussed the upheavals in the St. Louis banking market due to bank consolidations. As this trend continued in 1997, many customers felt their banks had further lost focus of what was really important, taking care of the customer! Those banks making local, customer oriented decisions enjoyed an elevated level of success compared with the bureaucracies of the larger or out of town providers in the market. The Enterprise business model of operating dedicated, standalone business units directed by partner-managers allows us to deliver this increasingly scarce attention to service customers desire. We believe our financial results in 1997 confirm this strategy.

We achieved record asset and loan growth in 1997. Total assets at December 31, 1997 were $291 million, an increase of 58% over total assets at year end 1996. Outstanding loans at December 31, 1997 were $227 million, an increase of 69% over total loans at year end 1996. Loan growth was due to the continued calling efforts of our bank officers and the opening of two new banks in St. Peters and Sunset Hills. Combined, these two new units contributed $37 million of the loan growth in 1997.

Operating results for 1997 produced net income of $2.2 million, an increase of 31% over net income in 1996. This was particularly gratifying considering the increased costs associated with this level of growth. Also contributing to net income was our excellent asset quality and the resulting low loan losses. Despite raising $9.0 million in capital with the issuance of 582,552 new shares, diluted earnings per share increased to $1.00 for 1997, a $0.03 increase over 1996.

Enterprise grew in ways not yet reflected in our financial performance. In 1997 we completed several major initiatives designed to further enhance shareholder value. These initiatives included additional asset quality programs, technological enhancements, facilitated trades of our stock, and the addition of a new business.

With the economy in its seventh year of expansion, and competition for earning assets at extremes, banks are beginning to take on additional risk to maintain margins. At Enterprise, we continued to focus on asset quality in 1997, improving for the sixth consecutive year. The ratio of non-performing assets to total assets at December 31, 1997 was 0.29%. While we must credit a strong economy, our page two
performance here is also due to the talented staff of relationship officers who, through an organized effort to maintain asset quality, are spending more time with our customers addressing any potential problems or needs before the customer experiences operating problems. We feel playing an active role in the financial well being of our customers is important. In addition, we developed a uniform loan grading system in 1997 to assess the risks of each loan and any changes in the portfolio.

During 1997 we completed a conversion of our data processing systems. When we opened the Bank nearly ten years ago, we chose in-house processing versus out-sourcing, the more common choice for new banks. Our decision enabled us to customize our products and services with very little effort, setting us apart from our competition. To keep our technological edge, we completely replaced the Bank's hardware and software in April of 1997. We are proud to say that very few of our customers even noticed our upgrade - a sign of a smooth conversion. This was a critical step toward "YEAR 2000" compliance.

Upon the completion of our stock offering in February of 1997, we became a publicly held company. In 1997 we introduced a broker-dealer to help interested buyers and sellers transact in our common stock. Since J.A. Glynn & Co. began providing this service, the volume of transactions in our stock has increased as well as the price per share. As of March 15, 1998, the last trade was at $25.75 per share, up from $15.50 per share a year ago.

In 1997 we expanded our efforts to provide financial products and services to help our customers build wealth. With the formation of Enterprise Financial Advisors, we began providing personal financial planning, estate planning and corporate planning services to our target market of professionals, privately held businesses and their owners. As part of this effort, we chose to affiliate with Moneta Group Inc., one of the premier firms in the financial planning industry. With this affiliation, we immediately began offering a full range of products and services with the expertise of a large planning firm and the personalized attention expected by our customers.

The financial services industry will continue developing in an environment of extraordinary change. As the lines between the typical providers such as brokerage houses, banks, and insurance companies continue to blur, we will be challenged. We will also see unprecedented opportunities. To capitalize on these opportunities we continually plan for the future. As part of that planning process, a group of 20 page three
board members and employees met for a strategic planning session in January 1998. This process further defined our vision and objectives for the next three years focusing on growth, new business additions, and technological improvements. We are proud of our accomplishments but also realize we must continually improve to stay ahead of the competition.

Growth always comes at a cost. One of our challenges will be to continue our strong growth trend while diverting some of our human resource capital toward existing relationships. There is a twofold purpose to such an exercise. First, as mentioned initially, many banks are losing touch with their customers. We do not want to be part of that trend. We want to make sure we are growing with all of our valuable customers as we gain new ones. Second, to continue providing service which will differentiate us from other providers, we need to concentrate on our target markets - professionals, privately held businesses and their owners. We will continue reevaluating our customer base to confirm we have the right customers in place now and in the future.

With the advent of Enterprise Financial Advisors in 1997, we are now operating in three distinct businesses: commercial banking, merchant banking, and financial planning. We believe that this positions us to participate in the financial service industry of the future. To prepare for this challenge, we continue to develop a management team to run each of our businesses. In addition to our banking business, we will concentrate resources on developing the non-banking parts of our business into entities which will add material value to the Company as a whole.

Technology has reshaped the delivery mechanisms in the financial services industry in ways unimaginable just a few years ago. There is no doubt that this trend will continue. We have the technology in place to offer state-of-the-art services to our target markets. However, this does not mean we will replace service with computers. We plan to use technology to deepen customer relationships and broaden our product line, thus saving time and money for our clients and Enterprise.

We appreciate the contributions from our shareholders, customers, and employees who helped us achieve our results in 1997. We are optimistic about our future together and equally embrace its challenges and opportunities.

/s/ Ronald E. Henges     /s/ Kevin C. Eichner         /s/ Fred H. Eller
---------------------    --------------------------   -------------------
Ronald E. Henges         Kevin C. Eichner             Fred H. Eller
Chairman of the Board    Vice-chairman of the Board   President and Chief
                                                      Executive Officer

page four

                                           ENTERBANK HOLDINGS, INC.
                                               AND SUBSIDIARIES

                                         CONSOLIDATED BALANCE SHEETS
                                          DECEMBER 31, 1997 AND 1996


                      ASSETS                                                1997                    1996
                                                                        ------------            ------------
Cash and due from banks                                                 $ 13,897,054            $  9,261,035
Federal funds sold                                                        32,825,000              23,250,000
Interest-bearing deposits                                                    148,349                     --
Investments in debt and equity securities:
   Available for sale, at estimated fair value                            12,514,721              14,005,797
   Held to maturity, at amortized cost
      (estimated fair value of $920,154 in 1997 and
      $1,239,498 in 1996)                                                    919,163               1,240,183
                                                                        ------------            ------------
            Total investments in debt and equity securities               13,433,884              15,245,980
                                                                        ------------            ------------
Loans held for sale                                                        1,324,244                     --
Loans, net of unearned loan fees                                         225,560,208             134,133,092
   Less allowance for loan losses                                          2,510,000               1,765,000
                                                                        ------------            ------------
            Loans, net                                                   223,050,208             132,368,092
                                                                        ------------            ------------
Other real estate owned                                                      806,072                 874,426
Office equipment and leasehold improvements                                2,328,699               1,119,268
Accrued interest receivable                                                1,448,343                 935,864
Investment in Enterprise Fund, L.P.                                          225,683                 550,087
Prepaid expenses and other assets                                          1,877,320                 979,361
                                                                        ------------            ------------
            Total assets                                                $291,364,856            $184,584,113
                                                                        ============            ============
  LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
   Demand                                                               $ 46,052,686            $ 31,137,649
   Interest-bearing transaction accounts                                  22,519,772              16,648,185
   Money market accounts                                                  98,639,345              54,637,747
   Savings                                                                 1,429,316               1,030,346
   Certificates of deposit:
         $100,000 and over                                                32,824,697              24,067,363
         Other                                                            62,834,818              41,439,799
                                                                        ------------            ------------
            Total deposits                                               264,300,634             168,961,089
Notes payable                                                                     --                 300,000
Accounts payable and accrued expenses                                        997,430                 565,131
                                                                        ------------            ------------
            Total liabilities                                            265,298,064             169,826,220
                                                                        ------------            ------------
Shareholders' equity:
   Common stock, $.01 par value; authorized 3,000,000
      shares; issued and outstanding 2,298,412 shares in
      1997 and 1,662,360 shares in 1996                                       22,984                  16,624
   Surplus                                                                18,879,210               9,595,956
   Retained earnings                                                       7,166,071               5,138,612
   Net unrealized holding gains (losses) on
      available-for-sale securities                                           (1,473)                  6,701
                                                                        ------------            ------------
         Total shareholders' equity                                       26,066,792              14,757,893
                                                                        ------------            ------------
            Total liabilities and shareholders' equity                  $291,364,856            $184,584,113
                                                                        ============            ============


                                                                     page five


                                              ENTERBANK HOLDINGS, INC.
                                                 AND SUBSIDIARIES

                                         CONSOLIDATED STATEMENTS OF INCOME
                                     YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                       1997              1996              1995
                                                                   -----------       -----------       -----------
Interest income:
   Interest and fees on loans                                      $16,795,887       $11,426,260       $ 9,393,945
   Interest on debt and equity securities:
         Taxable                                                     1,017,897           692,742           744,956
         Nontaxable                                                     34,630            38,914            27,427
   Interest on federal funds sold                                      909,326           396,244           745,044
   Interest on interest-bearing deposits                                 1,289               --              2,464
                                                                   -----------       -----------       -----------
            Total interest income                                   18,759,029        12,554,160        10,913,836
                                                                   -----------       -----------       -----------

Interest expense:
   Interest-bearing transaction accounts                               410,915           331,943           351,998
   Money market accounts                                             3,604,225         2,006,578         1,740,701
   Savings                                                              32,357            33,122            31,958
   Certificates of deposit:
         $100,000 and over                                           1,658,554         1,346,428         1,246,703
         Other                                                       2,862,256         1,834,540         1,513,251
   Federal funds purchased                                              11,035             1,027             2,681
   Notes payable                                                         2,888            15,274               --
                                                                   -----------       -----------       -----------
            Total interest expense                                   8,582,230         5,568,912         4,887,292
                                                                   -----------       -----------       -----------
            Net interest income                                     10,176,799         6,985,248         6,026,544
Provision for loan losses                                              775,064           345,410           630,734
                                                                   -----------       -----------       -----------
            Net interest income after
                provision for loan losses                            9,401,735         6,639,838         5,395,810
                                                                   -----------       -----------       -----------
Noninterest income:
   Service charges on deposit accounts                                 173,452           129,414           131,640
   Other service charges and fee income                                307,427           252,087           150,404
   Merchant credit card income                                             --            600,981           562,449
   Gain on sale of credit card operation                                   --            320,000               --
   Loss on investment in Enterprise Fund, L.P.                          (4,904)          (62,690)           (8,222)
                                                                   -----------       -----------       -----------
            Total noninterest income                                   475,975         1,239,792           836,271
                                                                   -----------       -----------       -----------
Noninterest expense:
   Salaries                                                          3,221,147         2,400,165         1,710,740
   Payroll taxes and employee benefits                                 620,438           465,475           332,220
   Occupancy                                                           552,063           333,795           275,179
   Equipment                                                           227,061           145,501           120,594
   FDIC insurance                                                       21,846             2,000           114,944
   Data processing                                                     237,248           247,696           209,267
   Merchant credit card expense                                            --            441,991           455,718
   Other                                                             1,458,773         1,109,711           968,061
                                                                   -----------       -----------       -----------
            Total noninterest expense                                6,338,576         5,146,334         4,186,723
                                                                   -----------       -----------       -----------
            Income before income tax expense                         3,539,134         2,733,296         2,045,358
Income tax expense                                                   1,316,590         1,031,344           741,091
                                                                   -----------       -----------       -----------
            Net income                                             $ 2,222,544       $ 1,701,952       $ 1,304,267
                                                                   ===========       ===========       ===========
Basic earnings per share                                           $      1.06       $      1.11       $       .89
Diluted earnings per share                                         $      1.00       $       .97       $       .77

Basic weighted average common shares and
      common stock equivalents outstanding                           2,095,359         1,538,418         1,463,400
Diluted weighted average common shares and
      common stock equivalents outstanding                           2,224,967         1,750,686         1,685,479



page six

                                       ENTERBANK HOLDINGS, INC.
                                         BOARD OF DIRECTORS

PAUL R. CAHN                 KEVIN C. EICHNER          FRED H. ELLER                 RONALD E. HENGES
Elan Polo International      The Financial             Enterbank Holdings, Inc.      Enterbank Holdings, Inc.
Imports, Inc.                Collaborative, Inc.

RANDALL D. HUMPHREYS         BIRCH M. MULLINS          ROBERT E. SAUR                PETER B. SCHICK<F*>
Enterprise Capital           Baur Properties           Conrad Properties Corp.       Moneta Group, Inc.
Management, Inc.

HENRY D. WARSHAW             TED C. WETTERAU           JAMES L. WILHITE              JAMES A. WILLIAMS
Moneta Group, Inc.           Wetterau and Associates   Stange Company                Sunset Transportation, Inc.


                                       ENTERPRISE BANK - CLAYTON
                                           BOARD OF DIRECTORS

DAVID A. BAYER<F*>           MARK S. CARLIE             FRED H. ELLER                ROBERT L. GARLICH<F*>
DBX Corporation              Stone Carlie & Company,    Enterbank Holdings, Inc.     Garlich Printing Company
                             LLC

JEFFREY W. GLIK              ROBERT F. GORMAN<F*>       JEFF B. IKEN<F*>             WILLIAM M.
Glik's                       Retired -- formerly        CIS Communications           McCORMICK, JR.
                             United Postal Savings                                   Capital Communications
                                                                                     Corp.

ORVILLE J.                   DAVID J. MISHLER           WILLIAM B. MOSKOFF           DAVID L. PAYNE
MIDDENDORF                   Enterprise Bank            Tyler Group                  Payne Electric, Inc.
Middendorf Meat Co.

ROBERT E. SAUR               EDWARD A. SCHULTZ          GLENN JOHNSON                MENLO F. SMITH<F*>
Conrad Properties Corp.      Code Consultants           Sheffield<F*>                Sunmark Capital
                                                        DMC, Inc.

JAMES L. STEWART             HENRY D. WARSHAW
Stewart Properties, Inc.     Moneta Group, Inc.


                                       ENTERPRISE BANK - SUNSET HILLS
                                             BOARD OF DIRECTORS

RONALD G. ABELES<F*>         JOSEPH E. BARRY            FRED H. ELLER                JAMES E. GRASER
Abeles & Hoffman, PC         Barry Sales, Ltd.          Enterbank Holdings, Inc.     Enterprise Bank

ROBERT M. KAISER             ROBERT F.                  ROBERT H. PECHA              TODD B. SIWAK
Kaiser Electric, Inc.        O'LOUGHLIN                 Fleming Printing Co.         The Handshake Group, LLC
                             Lodging Hospitality
                             Mgmt. Co.

EARL W. SWINK<F*>            JAMES A. WILLIAMS          THOMAS F. VOGEL              GEORGE W.
Swink, Fiehler & Co.         Sunset Transportation      Thomas F. Vogel              VONHOFFMANN, JR.<F*>
                                                        Insurance Agency             GVH, Inc.


<F*> Advisory Directors

                                                                    page seven




                                       ENTERPRISE BANK - ST. PETERS
                                            BOARD OF DIRECTORS

RUDY D. BECK<F*>             CHARLES W.                 DALE C. BROWN<F*>            TIMOTHY J. BURKEMPER<F*>
Beck, Tiemeyer & Zerr,       BENNETT                    Botz Deal Company, PC        Burkemper Construction
P.C.                         C. Bennett Building                                     & Real Estate
                             Supply, Inc.

ERNEST W. DEMPSEY            FRED H. ELLER              W. DALE FINKE                RICHARD L. FRANCIS<F*>
Pio's Restaurant             Enterbank Holdings, Inc.   ISU Corporate                Bax Engineering
                                                        Insurance Management

JOHN J. GLOSS                RICHARD E. HILL<F*>        THOMAS M. HOWELL<F*>         JOHN L. KASTNER
Barnes St. Peters            Hill Partnership           Howell & Sons Excavating     Client Services, Inc.
Hospital                     Architects

RICHARD C. LEUCK             JAMES L. WILHITE           SHAWN T. SAALE<F*>           WILLIAM C. VEHIGE
Enterprise Bank              Stange Company             Saale & Bailey, LC           Tax & Accounting Services, Inc.

PATRICIA E.
RODEHEAVER
Retired-formerly
Custom Design Telephone
Systems, Inc.


                                     ENTERPRISE CAPITAL MANAGEMENT, INC.
                                             BOARD OF DIRECTORS

PAUL R. CAHN                 JOHN M.                    RANDALL D. HUMPHREYS         LEONARD M. RUBENSTEIN
Elan Polo International      EGGEMEYER III              Enterprise Capital           General American Life
Imports, Inc.                Castle Creek Capital       Management, Inc.             Insurance

TED WETTERAU
Wetterau and Associates


<F*> Advisory Directors


CORPORATE HEADQUARTERS
Enterbank Holdings, Inc.
P.O. Box 16020
150 North Meramec
Clayton, Missouri 63105
(314) 725-5500

ANNUAL MEETING
The annual meeting of Enterbank Holdings, Inc. shareholders will be held at 4:00 p.m. on Tuesday, April 28, 1998, at The University Club, 1034 South
Brentwood Blvd., St. Louis, Missouri 63117.

BROKER-DEALER
J.A. Glynn & Co.
9841 Clayton Road
St. Louis, Missouri 63124
(314) 997-1277

10-K REPORT AVAILABLE
A copy of Enterbank Holdings, Inc. 1997
Annual Report on Form 10-K to the
Securities and Exchange Commission
accompanies this Summary Annual Report. It is also available on request to the Company.

LEGAL COUNSEL
Armstrong, Teasdale, Schlafly & Davis
One Metropolitan Square, Suite 2800
St. Louis, Missouri 63102
(314) 621-5070


INDEPENDENT AUDITORS
KPMG Peat Marwick LLP
1010 Market Street
St. Louis, Missouri 63101
(314) 444-1400

page eight