Form 10-K, Exhibit 13
period 1998-12-31
ENTERBANK HOLDINGS INC
filed 1999-03-25
CIK 1025835

A  C O M P L E T E

F I N A N C I A L  S E R V I C E S

C O M P A N Y


Founded a commercial bank in 1988, Enterprise has evolved into a complete financial services company. Our mission, strategic intent and business model reflect our ability to remain flexible and adapt to the evolving needs of our clients.

OUR MISSION. To help privately held businesses, their owners and professional individuals build and preserve wealth. We understand that today's clients require a knowledgeable partner, not just a provider of financial services.

OUR STRATEGIC INTENT. To position Enterprise as a leading model for serving the lifetime financial needs of our clients. Through the Enterprise family of businesses: Enterprise Banking, Enterprise Merchant Banc and Enterprise Financial Advisors, we provide a level of expertise and service that is unmatched in our market.

OUR BUSINESS MODEL. To operate dedicated stand-alone business units directed by partner-managers who, with their associates, share directly in the equity appreciation of their units. We encourage entrepreneurial autonomy throughout our organization. This structure is what gives Enterprise the flexibility and unique flavor our clients find so appealing.

Diligent attention to our mission, strategic intent and business model is how Enterprise has achieved a record of consistently outstanding growth. We look forward to serving your lifetime financial needs as your complete financial services company!

                    YEAR END ASSETS

                        [GRAPH]


                      NET INCOME

                        [GRAPH]


                        DILUTED
                  EARNINGS PER SHARE

                        [GRAPH]

                                          S U M M A R Y  O F  S E L E C T E D

                                               F I N A N C I A L  D A T A

                                                                    YEAR ENDED DECEMBER 31,
                                             --------------------------------------------------------------------
                                               1998           1997           1996           1995           1994
                                             --------       --------       --------       --------       --------
                                              (DOLLARS AND NUMBER OF SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)
   STATEMENT OF INCOME DATA
Interest income                              $ 25,414       $ 18,759       $ 12,554       $ 10,914       $  7,374
Interest expense                               11,869          8,582          5,569          4,887          2,570
Net interest income                            13,545         10,177          6,985          6,027          4,804
Provision for loan losses                         711            775            345            631            450
Noninterest income                              2,079            476          1,239            836            805
Noninterest expense                            10,052          6,339          5,146          4,187          3,551
Net income                                      3,011          2,222          1,702          1,304          1,001
Diluted earnings per share                       1.20           1.00           0.97           0.77           0.62
Basic earnings per share                         1.28           1.06           1.11           0.89           0.68
Cash dividends per common share                  0.10           0.09           0.08           0.07           0.06
Diluted weighted average common
   shares and common stock
   equivalents outstanding                      2,515          2,225          1,751          1,685          1,614
Basic weighted average common
   shares and common stock
   equivalents outstanding                      2,351          2,095          1,538          1,463          1,462

      BALANCE SHEET DATA
Cash and due from banks                      $ 29,701       $ 13,897       $  9,261       $  8,110       $  5,930
Federal funds sold                             14,250         32,825         23,250         16,230         11,300
Total investments                              46,291         13,434         15,246         16,907         16,542
Loans, net of unearned loan fees              273,818        225,560        134,133        110,464         85,687
Allowance for loan losses                       3,200          2,510          1,765          1,400          1,000
Total assets                                  375,304        291,365        184,584        153,706        122,212
Total deposits                                339,180        264,301        168,961        141,140        104,799
Borrowings                                      6,000            --             300            --             --
Shareholders' equity                           29,240         26,067         14,758         12,052         10,781
Tangible book value per
   common share                                 12.32          11.32           8.84           8.19           7.38

        SELECTED RATIOS
Return on average assets                         0.94%          0.97%          1.12%          0.99%          0.96%
Return on average equity                        10.86           9.78          12.73          11.13           9.71
Total capital to risk-weighted assets           10.97          12.28          11.53          11.40          11.75
Net yield on average earning assets              8.59           8.84           8.90           9.00           7.78
Cost of interest-bearing liabilities             4.88           5.03           4.89           4.94           3.36
Net interest margin                              4.59           4.79           4.96           4.98           5.07
Nonperforming assets as a percent
   of assets                                     0.22           0.29           0.56           0.64           1.45
Net loan charge offs (recoveries)
   as a percent of average loans                 0.01           0.02          (0.02)          0.24           0.23
Allowance for loan losses as
   a percent of net loans                        1.17           1.11           1.32           1.27           1.17

                                                                   page one

           A  L E T T E R  T O  O U R  S H A R E H O L D E R S

March 24, 1999

Dear Valued Shareholders:

For the third year in a row, the financial services industry has dominated the business headlines with stories about mergers and acquisitions. Our industry lead the world markets as the industry with the most "deals" in 1998. With literally millions of Americans affected by these buyouts, the question remains, what is the long-term effect of these transactions? Time will help determine the answer. At Enterprise, we believe time will favor those who remain focused on the customer and continually evolve in anticipation of future challenges. Maintaining customer loyalty during these turbulent times is even more important. The results for 1998 confirm this strategy.

We continued to experience excellent asset and loan growth in 1998. Total assets at December 31, 1998 were $375 million, an increase of 29% over total assets of $291 million at year-end 1997. Outstanding loans at December 31, 1998 were $274 million, an increase of 21% over total loans at the end of 1997.

Operating results for 1998 produced net income of $3 million, an increase of 36% over net income of $2.2 million in 1997. Fully diluted earnings per share increased to $1.20 for 1998, a $0.20 increase over 1997. We attribute the performance to several factors. First, asset quality remained very good in 1998 resulting in net loan losses of $21,000, or 0.01%, of average loans and contributing to record earnings for our banking franchise. Second, our customers took advantage of a low interest rate environment by refinancing their home mortgages resulting in significant fee income from our mortgage division. Lastly, Enterprise Merchant Banc contributed $433,000 in gross revenue from merchant banking activities compared to $162,000 in 1997.

While we are pleased with our growth in assets and earnings, we believe such measures only tell part of the story. In keeping with our business strategy of continually investing in future opportunities, we are happy to provide an update on the growth in each of our business units.

ENTERPRISE BANKING

Our commercial banking operation continues to be the cornerstone of our Company. We are happy to report that we now have three profitable banking units. Our Sunset Hills and St. Peters locations opened in late 1997 and are fully operational and profitable. We remain focused on customer needs, innovative product lines, and exceptional service that is second to none. In the St. Louis market, Enterprise Banking is becoming synonymous with quality, and anyone that banks with us does not have to ask why!

page two

ENTERPRISE FINANCIAL ADVISORS

In the beginning of 1998, our clients told us they could benefit greatly from financial consulting and trust services. With an entrepreneurial spirit that touches every aspect of our Company, Enterprise Financial Advisors (EFA) took on a life of its own. EFA now has six employees and an independent advisory board of directors with many years of combined experience in investments, trust and estate planning, banking and business management! In addition, since inception in August of 1998, EFA now has over $33 million in assets under management in the financial consulting and trust divisions combined.

ENTERPRISE MERCHANT BANC

Enterprise Merchant Banc has been very busy as well. Fund I has grown rapidly, and we are raising capital for a new, larger fund. Many investors, both private and corporate, are excited about the vast array of opportunities that will be presented with this second Fund. In 1998 the Merchant Banc exited two businesses creating a profit on both investments. Merchant Banking activity also generated fee income in 1998. These fees directly impacted the net income for the Company, and we greatly appreciate all of the talent and dedication it takes to make these transactions a reality.

                               [GRAPH]

                                                                 page three

We truly are evolving into a complete financial services company serving the lifetime financial needs of our clients. As can be seen in the diagram on the previous page, we have three distinct businesses that are joined together by common philosophies and corporate structure. Each of them a separate business growing in an entrepreneurial environment, benefiting from and contributing to one another, and each of them necessary to complete the whole. Our financial performance indicates that we are successfully implementing our strategy to create dedicated stand-alone businesses that together add material value to the Company. As lines continue to blur between financial service companies, we believe this autonomous yet interdependent structure will provide the flexibility and creativeness necessary to differentiate us from others still focused on size as the ultimate measure. This structure creates dedicated employees, customer loyalty, and ultimately shareholder value, aptly reflected in our stock price.

As of March 24, 1999, the last known trade was at $37.50 per share, up from $25.75 a year ago and $15.50 two years ago! J.A. Glynn and Company has been instrumental in providing a market where interested buyers and sellers can transact in our Common Stock. Since J.A. Glynn began providing this service in 1997, the volume of transactions and our price per share have both increased significantly.

Technology continually reshapes the way we, and our customers, do business. We want to make sure that we keep pace with technological developments. This is exemplified most recently in our banking business. To deepen our relationships and broaden our product lines, we implemented an online Internet Banking product and telephone voice-response system that will be offered to our customers in the next few months. Soon, Enterprise Banking customers will be able to call a voice-response line or visit http://www.enterprisebank.com 24-hours a day, 7-days a week to conduct
-----------------------------
business.

We are also in the final stages of the Year 2000 (Y2K) compliance process. Fortunately, we planned well and positioned ourselves so that Y2K compliance has had very little impact on our financial performance. We are very proud of the technological advances we made in the past few years as we continue to remain competitive in the financial sector.

We appreciate the contributions from our shareholders, customers, directors and employees who helped us achieve our results in 1998. We embrace the challenges and opportunities that lie ahead, and look forward to another prosperous year together!

/s/ RONALD E. HENGES      /s/ KEVIN C. EICHNER           /s/ FRED H. ELLER

RONALD E. HENGES          KEVIN C. EICHNER               FRED H. ELLER
Chairman of the Board     Vice-chairman of the Board     President and Chief
                                                         Executive Officer

page four

                                   E N T E R B A N K  H O L D I N G S ,  I N C .

                                           A N D  S U B S I D I A R I E S

                                            CONSOLIDATED BALANCE SHEETS

                                            DECEMBER 31, 1998 AND 1997
                                                                               1998                1997
                                                                           ------------        ------------
                       ASSETS
Cash and due from banks                                                    $ 29,701,018        $ 13,897,054
Federal funds sold                                                           14,250,000          32,825,000
Interest-bearing deposits                                                         5,035             148,349
Investments in debt and equity securities:
     Available for sale, at estimated fair value                             45,592,327          12,514,721
     Held to maturity, at amortized cost
        (estimated fair value of $704,723 in 1998 and
        $920,154 in 1997)                                                       698,609             919,163
                                                                           ------------        ------------
                  Total investments in debt and equity securities            46,290,936          13,433,884
                                                                           ------------        ------------
Loans held for sale                                                           6,272,124           1,324,244
Loans, net of unearned loan fees                                            273,817,522         225,560,208
     Less allowance for loan losses                                           3,200,000           2,510,000
                                                                           ------------        ------------
                  Loans, net                                                270,617,522         223,050,208
                                                                           ------------        ------------
Other real estate owned                                                         806,072             806,072
Office equipment and leasehold improvements                                   3,063,123           2,328,699
Accrued interest receivable                                                   1,648,775           1,448,343
Investment in Enterprise Fund, L.P.                                             424,484             225,683
Prepaid expenses and other assets                                             2,224,829           1,877,320
                                                                           ------------        ------------
                  Total assets                                             $375,303,918        $291,364,856
                                                                           ============        ============
           LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
     Demand                                                                $ 61,114,961        $ 46,052,686
     Interest-bearing transaction accounts                                   24,234,717          22,519,772
     Money market accounts                                                  149,177,922          98,639,345
     Savings                                                                  1,471,647           1,429,316
     Certificates of deposit:
             $100,000 and over                                               43,326,061          32,824,697
             Other                                                           59,854,862          62,834,818
                                                                           ------------        ------------
                  Total deposits                                            339,180,170         264,300,634
Federal Home Loan Bank advances                                               6,000,000                 --
Accrued interest payable                                                        608,056             549,059
Accounts payable and accrued expenses                                           275,563             448,371
                                                                           ------------        ------------
                  Total liabilities                                         346,063,789         265,298,064
                                                                           ------------        ------------
Shareholders' equity:
     Common stock, $.01 par value; authorized 3,000,000
        shares; issued and outstanding 2,371,837 shares in
        1998 and 2,298,412 shares in 1997                                        23,719              22,984
     Surplus                                                                 19,264,000          18,879,210
     Retained earnings                                                        9,941,792           7,166,071
     Accumulated other comprehensive income                                      10,618              (1,473)
                                                                           ------------        ------------
             Total shareholders' equity                                      29,240,129          26,066,792
                                                                           ------------        ------------
                  Total liabilities and shareholders' equity               $375,303,918        $291,364,856
                                                                           ============        ============


                                                                  page five

                                     E N T E R B A N K  H O L D I N G S ,  I N C .

                                             A N D  S U B S I D I A R I E S

                                           CONSOLIDATED STATEMENTS OF INCOME

                                      YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                                                          1998              1997              1996
                                                      -----------       -----------       -----------
Interest income:
   Interest and fees on loans                         $23,001,165       $16,795,887       $11,426,260
   Interest on debt and equity securities:
            Taxable                                       878,147         1,017,897           692,742
            Nontaxable                                     26,565            34,630            38,914
   Interest on federal funds sold                       1,468,652           909,326           396,244
   Interest on interest-bearing deposits                   39,740             1,289               --
                                                      -----------       -----------       -----------
                 Total interest income                 25,414,269        18,759,029        12,554,160
                                                      -----------       -----------       -----------
Interest expense:
   Interest-bearing transaction accounts                  492,581           410,915           331,943
   Money market accounts                                5,361,463         3,604,225         2,006,578
   Savings                                                 36,918            32,357            33,122
   Certificates of deposit:
            $100,000 and over                           2,189,803         1,658,554         1,346,428
            Other                                       3,722,039         2,862,256         1,834,540
   Federal funds purchased                                    --             11,035             1,027
   Federal Home Loan Bank advances                         66,527               --                --
   Notes payable                                              --              2,888            15,274
                                                      -----------       -----------       -----------
                 Total interest expense                11,869,331         8,582,230         5,568,912
                                                      -----------       -----------       -----------
                 Net interest income                   13,544,938        10,176,799         6,985,248
Provision for loan losses                                 710,899           775,064           345,410
                                                      -----------       -----------       -----------
                 Net interest income after
                     provision for loan losses         12,834,039         9,401,735         6,639,838
                                                      -----------       -----------       -----------
Noninterest income:
   Service charges on deposit accounts                    252,873           173,452           129,414
   Other service charges and fee income                   585,169           228,479           252,087
   Merchant credit card income                                --                --            600,981
   Gain on sale of credit card operation                      --                --            320,000
   Gain on sale of mortgage loans                       1,242,869            78,948               --
   Loss on investment in Enterprise Fund, L.P.             (2,199)           (4,904)          (62,690)
                                                      -----------       -----------       -----------
                 Total noninterest income               2,078,712           475,975         1,239,792
                                                      -----------       -----------       -----------
Noninterest expense:
   Salaries                                             5,103,863         3,221,147         2,400,165
   Payroll taxes and employee benefits                    999,579           620,438           465,475
   Occupancy                                              879,046           552,063           333,795
   Equipment                                              389,274           227,061           145,501
   FDIC insurance                                          40,638            21,846             2,000
   Data processing                                        306,691           237,248           247,696
   Merchant credit card expense                               --                --            441,991
   Other                                                2,332,611         1,458,773         1,109,711
                                                      -----------       -----------       -----------
                 Total noninterest expense             10,051,702         6,338,576         5,146,334
                                                      -----------       -----------       -----------
                 Income before income tax expense       4,861,049         3,539,134         2,733,296
Income tax expense                                      1,850,275         1,316,590         1,031,344
                                                      -----------       -----------       -----------
                 Net income                           $ 3,010,774       $ 2,222,544       $ 1,701,952
                                                      ===========       ===========       ===========
Basic earnings per share                              $      1.28       $      1.06       $      1.11
Diluted earnings per share                            $      1.20       $      1.00       $       .97
Basic weighted average common shares and
        common stock equivalents outstanding            2,350,763         2,095,359         1,538,418
Diluted weighted average common shares and
        common stock equivalents outstanding            2,514,940         2,224,967         1,750,686

page six

                                                ENTERBANK HOLDINGS, INC.

                                                   BOARD OF DIRECTORS

PAUL R. CAHN                  KEVIN C. EICHNER              FRED H. ELLER                 RONALD E. HENGES
Elan Polo International       General American              Enterbank Holdings, Inc.      Enterbank Holdings, Inc.
Imports, Inc.

RANDALL D. HUMPHREYS          WILLIAM B. MOSKOFF            BIRCH M. MULLINS              ROBERT E. SAUR
Enterprise Merchant           Tyler Group                   Lindbergh Warson              Conrad Properties Corp.
Banc, Inc.                                                  Properties, Inc.

PETER G. SCHICK<F*>           PAUL L. VOGEL                 HENRY D. WARSHAW              TED C. WETTERAU
Moneta Group, Inc.            Enterprise Financial          Moneta Group, Inc.            Retired -- formerly
                              Advisors                                                    Wetterau and Associates

JAMES L. WILHITE              JAMES A. WILLIAMS
Stange Company                Sunset Transportation, Inc.


                                               ENTERPRISE BANK - CLAYTON

                                                   BOARD OF DIRECTORS

MARK S. CARLIE                CHARLES C. EISENKRAMER<F*>    FRED H. ELLER                 ROBERT L. GARLICH<F*>
Stone Carlie & Company,       New Mount Sinai Cemetery      Enterbank Holdings, Inc.      Garlich Printing Company
LLC                           Association

JEFFREY W. GLIK               ROBERT F. GORMAN<F*>          HERBERT W. HITCHINGS<F*>      JEFF B. IKEN<F*>
Glik's                        Retired -- formerly           Enterprise Bank               CIS Communications
                              United Postal Savings

WILLIAM M.                    ORVILLE J.                    DAVID J. MISHLER              DAVID L. PAYNE
MCCORMICK, JR.                MIDDENDORF                    Enterprise Bank               Payne Electric, Inc.
Capital Communications        Middendorf Meat Co.
Corp.

ROBERT E. SAUR                EDWARD A. SCHULTZ             GLENN JOHNSON                 MENLO F. SMITH<F*>
Conrad Properties Corp.       Code Consultants              SHEFFIELD<F*>                 Sunmark Capital
                                                            DMC, Inc.

JAMES L. STEWART              HENRY D. WARSHAW              HILTON I. PRICE, M.D.         DANIEL S. REILLY<F*>
Stewart Properties, Inc.      Moneta Group, Inc.            Midwest Radiological          Retired -- formerly
                                                                                          KPMG, LLP


                                             ENTERPRISE BANK - SUNSET HILLS

                                                   BOARD OF DIRECTORS

RONALD G. ABELES              JOSEPH E. BARRY               LAVONNE L. DECK<F*>           FRED H. ELLER
Abeles & Hoffman, PC          Barry Sales, Ltd.             Scorpius Enterprises,         Enterbank Holdings, Inc.
                                                            Ltd.

RICHARD B. FOX<F*>            MARK H. GORAN<F*>             JAMES E. GRASER               ROBERT M. KAISER
SulfaTreat Co.                Bryan Cave, LLP               Enterprise Bank               Kaiser Electric, Inc.

ROBERT F.                     NICK P. RAINERI<F*>           EARL W. SWINK<F*>             HARRY O. TIGGARD, JR.<F*>
O'LOUGHLIN                    Raineri Building              Swink, Fiehler & Co.          Trademark Medical, Inc.
Lodging Hospitality           Materials, Inc.
Mgmt. Co.

THOMAS F. VOGEL               GEORGE W.                     JAMES A. WILLIAMS
Tom Vogel                     VONHOFFMANN, JR.<F*>          Sunset Transportation
Agency, Inc.                  GVH, Inc.


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

JOHN J. GLOSS                 RICHARD E. HILL<F*>           THOMAS M. HOWELL<F*>          JOHN L. KASTNER
BJC Health                    Hill Partnership              Howell & Sons Excavating      Client Services, Inc.
Systems                       Architects

MARK F. KEEVEN<F*>            RICHARD C. LEUCK              WILLIAM C. VEHIGE             SHAWN T. SAALE<F*>
Missouri Turf, Inc.           Enterprise Bank               Tax & Accounting              Saale & Bailey, LC
                                                            Services, Inc.

PATRICIA E.                   JAMES L. WILHITE              DANIEL J. GNADE<F*>
RODEHEAVER                    Stange Company                Price-Gnade Ford
Retired -- formerly                                         Mercury
Custom Design Telephone
Systems, Inc.


                                             ENTERPRISE FINANCIAL ADVISORS

                                                  AND ENTERPRISE TRUST

J. PHILIP BENDER<F*>          LAWRENCE BRODY, ESQ.<F*>      T. JACK CHALLIS, ESQ.<F*>     FRED H. ELLER<F*>
Northwestern Mutual Life      Bryan Cave, LLP               Suelthaus & Walsh, PC         Enterbank Holdings, Inc.

STEVEN L. FINERTY<F*>         RALPH E. OSTERMUELLER<F*>     PETER G. SCHICK<F*>           PAUL L. VOGEL<F*>
Argent Capital                The Ostermueller Group        Moneta Group, Inc.            Enterprise Financial Advisors
Management, LLC

TED C. WETTERAU<F*>
Retired -- formerly Wetterau
and Associates, LLC


<F*> Advisory Directors


CORPORATE HEADQUARTERS

Enterbank Holdings, Inc.
150 North Meramec
Clayton, Missouri 63105
(314) 725-5500


ANNUAL MEETING

The annual meeting of Enterbank Holdings, Inc. shareholders will be held at 4:00 p.m. on Wednesday, April 28, 1999, at The University Club, 1034 South Brentwood Blvd., St. Louis, Missouri 63117

BROKER-DEALER

J.A. Glynn & Co.
9841 Clayton Road
St. Louis, Missouri 63124
(314) 997-1277


10-K REPORT AVAILABLE

A copy of Enterbank Holdings, Inc. 1998 Annual Report on Form 10-K to the Securities and Exchange Commission accompanies this Summary Annual Report. It is also available on request to the Company.

LEGAL COUNSEL

Armstrong, Teasdale, Schlafly & Davis
One Metropolitan Square, Suite 2800
St. Louis, Missouri 63102
(314) 621-5070

INDEPENDENT AUDITORS

KPMG LLP
1010 Market Street
St. Louis, Missouri 63101
(314) 444-1400

page eight